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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEOPLEPC INC.
(Name of Subject Company)

PEOPLEPC INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

709776 10 8
(CUSIP Number of Class of Securities)

Nick Grouf
Chief Executive Officer
100 Pine Street, Suite 1100
San Francisco, CA 94111
(415) 732-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copy to:

Mark A. Bertelsen, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of PeoplePC Inc. filed with the Securities and Exchange Commission on June 19, 2002, as amended on July 2, 2002.

        Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

        On July 17, 2002, PeoplePC obtained a written release that triggered an increase in the purchase price under the offer agreement. Therefore, the purchase price has increased by $0.0021 per share, which raises the purchase price to $0.0221 per share.

9. Exhibits.

        Exhibit (a)(1)(c) Joint Press Release by EarthLink and PeoplePC, dated July 17, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PeoplePC Inc.
By:	/s/ MICHAEL GLOGOWSKY Name: Michael Glogowsky Title: Chief Financial Officer

Date: July 17, 2002

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SIGNATURE